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                           May 20, 2020

       Anthony Poon
       Chief Executive Officer
       ALE Group Holding Ltd
       Unit 1005, 10/F, Tower A, New Mandarin Plaza,
       14 Science Museum Road,
       Tsim Sha Tsui, Hong Kong

                                                        Re: ALE Group Holding
Ltd
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted May 6,
2020
                                                            CIK No. 0001806905

       Dear Mr. Poon:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted May 6, 2020

       Prospectus Summary, page 1

   1. We note that you have entered into a Memorandum of Understanding with Forbes China.
                                                        We also note your
disclosure that Mr. Lee Sze Wai, CEO of Forbes China, will become a director of the Company
upon the closing of the offering. Please describe the
                                                        consideration you gave
to including this information pursuant to Item 4(a) of Form F-1 and corresponding Part
I, Item 7(B) of Form 20-F.
 Anthony Poon
FirstName LastNameAnthony Poon
ALE Group Holding Ltd
Comapany NameALE Group Holding Ltd
May 20, 2020
May 20, 2020 Page 2
Page 2
FirstName LastName
2. We note your response to prior comment 1 in our letter dated April 13, 2020, that Forbes
         China does not agree to publicly disclose the full text of the Memorandum of
         Understanding. Regardless of Forbes China's position regarding the disclosure of the agreement, please confirm, if true, that the memorandum of understanding is not a material contract to your business that is required to be filed as an exhibit pursuant to Item
         8 of Form F-1 and Item 601(b)(10) of Regulation S-K and discussed in your prospectus pursuant to Item 4 of Form F-1.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Factors that Affects Results of Operations, page 36

3. We note your disclosure regarding the impacts of COVID-19 in the Management's
         Discussion and Analysis section on page 36, which appears to be identical to the disclosure contained in the Risk Factors section on page 13. Please expand your disclosure in the Management's Discussion and Analysis section to further describe, and quantify to the extent possible, any known trends and uncertainties that have had, or that you reasonably expect will have, a material impact on your business, revenue or results of operations. Refer to Item 303(a) of Regulation S-K, Release No. 33-8350 and CF
         Disclosure Guidance: Topic No. 9.
Results of Operations, page 40

4. We note your responses to prior comments 4 and 11 in our letter dated April 13, 2020.
         We also note the removal of your disclosure in the Management's Discussion and
         Analysis section that previously stated revenue decreased primarily due to fee adjustments for accounting and financial reporting services during the year ended March 31,
         2019. Please tell us if you reduced the amount owed by any of your clients and if so, quantify the amount of the reduction in your results of operations discussion.
         Additionally, please tell us how you accounted for such adjustments, including your consideration of ASC 606-10-32-7 in determining transaction price.
Exhibit Index, page II-5

5. We note that you entered into employment agreements with each of your CEO and CFO on March 16, 2020. Please file each agreement as a separate exhibit. Please refer to Item
         601(b)(10)(ii)(A) of Regulation S-K.
 Anthony Poon
FirstName LastNameAnthony Poon
ALE Group Holding Ltd
Comapany NameALE Group Holding Ltd
May 20, 2020
Page 3
May 20, 2020 Page 3
FirstName LastName
         You may contact Aamira Chaudhry at (202) 551-3389 or Theresa Brillant at (202) 551-
3307 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Lilyanna Peyser at
(202) 551-3222 with
any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Joan Wu